FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Merus Labs International Inc. (the “Company” or “Merus”)
100 Wellington Street West
Suite 2110, PO Box 151
Toronto, Ontario, M5K 1H1

Item 2	Date of Material Change

July 11, 2014

Item 3	News Release

A news release was issued by the Company on July 11, 2014 and distributed through Marketwired and filed on SEDAR.

Item 4	Summary of Material Change

The Company has completed its previously announced private placement issuance of $10 million of Series A convertible preferred shares (the “Series A Preferred Shares”) to a large Canadian institutional investor. In aggregate, the Company issued 10,000 Series A Preferred Shares at a price of $1,000 per share for total proceeds of $10 million.

Item 5	Full Description of Material Change

5.1	Full Description of Material Change

The Company has completed its previously announced private placement issuance of $10 million of Series A Preferred Shares to a large Canadian institutional investor. In aggregate, the Company issued 10,000 Series A Preferred Shares at a price of $1,000 per share for total proceeds of $10 million. The proceeds of the offering are expected to be used by the Company for future acquisition opportunities as well as for general corporate purposes. Additional details regarding the Series A Preferred Shares are provided in the Company’s material change report filed on SEDAR on June 10, 2014 .

5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable

Item 7	Omitted Information

Not applicable

Item 8	Executive Officer

Andrew Patient
Chief Financial Officer
Telephone: (416) 593-3725

Item 9	Date of Report

July 14, 2014